Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215

POWERPOINT PRESENTATION SLIDES FROM PRESENTATION TO CUSTOMERS

[Slide 1]

[Graphic depicts NetIQ logo, which includes the text "mission critical software for e-business" and WebTrends logo]

Strategic Merger
Overview

[Slide 2]
--------------------------------------------------------------------------------
NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

[Slide 3]

Agenda

--------------------------------------------------------------------------------

    o   Summary of the Merger Announcement
    o   Why NetIQ and WebTrends are Merging
    o   What This Merger Means to Customers

    o   Additional Details on WebTrends the Company and its Products

[Slide 4]

[Graphic depicts NetIQ and WebTrends logos]

Strategic Merger
Summary of the Merger

[Slide 5]

What Was Announced

--------------------------------------------------------------------------------

    o NetIQ and WebTrends to merge with expected close to occur at the end of Q1 CY 2001
    o   Resulting company ownership will be approximately 76% NetIQ/24%WebTrends
    o   Combined company will retain NetIQ name and headquarters in San Jose CA

                  -WebTrends brand/products and Portland operations to maintain intact

[Slide 6]

In other words, we announced we are taking these two companies...

--------------------------------------------------------------------------------

[Slide depicts NetIQ logo with following text underneath:]

The Leader in Windows eBusiness Infrastructure Management

    o   $100 million est. CY00 revenue
    o   2,000+ customers
    o   600+ employees
    o   Headquarters San Jose, CA

[Slide depicts WebTrends logo with following text underneath:]

The Leader in Web Analytics and eBusiness Intelligence

    o   $60 million est. CY00 revenue
    o   50,000+ customers
    o   400+ employees
    o   Headquarters Portland, OR

[Slide 7]

 ...And Forming This!!!

--------------------------------------------------------------------------------

[Slide depicts NetQ logo + WebTrends logo]

Combined Position

The Leading Provider of eBusiness
Infrastructure Management and Intelligence Solutions

                   o   $160 million estimated CY 2000 revenues
                   o   52,000+ customers
                   o   1,000+ employees
                   o   Headquarters San Jose, CA

[Slide 8]

[Graphic depicts NetIQ and WebTrends logos]

Strategic Merger
Rationale Behind the Merger

[Slide 9]

Why Are NetIQ and WebTrends Merging?

--------------------------------------------------------------------------------

    o   Both companies are leaders in their respective markets
    o Combination creates only true "end-to-end" solution for eBusiness infrastructure management
    o   Accelerates achievement of NetIQ's business strategy and product vision
    o   Synergistic product lines, no overlap
    o   Customers get more great products!

[Slide 10]

WebTrends: The Market Leader in Web Analytics

--------------------------------------------------------------------------------

    o   100,000 licenses sold to 50,000 customers

    o   Broadest product line for web/eBusiness reporting and intelligence

    o   40 industry awards- more than competitors combined

    o   More than half of Fortune 500 are WebTrends customers

    o   Largest market share in its category

[Slide 11]

NetIQ's Vision:
Complete End-to-End Management

--------------------------------------------------------------------------------

[Slide contains a graph. The vertical axis indicates Functionality, including, from bottom to top, Testing & Migration, Administration, Monitoring, Management and Reporting & Analysis. The horizontal axis indicates Infrastructure, with an arrow, the left end of which indicates Back-end Infrastructure for the left-most portion of the chart and the right end of which indicates Front-line Infrastructure for the right-most portion of the chart. From left to right, the horizontal axis indicates Network & Servers, Directors and Email, Databases, Web Servers and Web & eBusiness Applications. Inside the chart there is a NetIQ logo at the bottom left quadrant and a WebTrends logo in the upper right quadrant, with arrows across two arcs connecting the upper Functionality points (Management and Reporting & Analysis) with the right-most Front-line Infrastructure points (Web Servers and Web & eBusiness Applications).

[Slide 12]

Synergies- Products & Technology

--------------------------------------------------------------------------------

[Slide depicts a chart consisting of three rows and six columns. The rows, from top to bottom, correspond to (1) NetIQ, (2) WebTrends and (3) NetIQ and WebTrends combined. The columns, from left to right, correspond to (1) Systems Administration, (2) Operations Management, (3) Network Performance Management,
(4) Security Management, (5) Web Management/ Reporting and (6) eBusiness Intelligence. A circle appears in each cell of the chart.

Across the row for NetIQ, a circle is completely darkened for each of the first three columns, half-darkened for the fourth column, one-fourth darkened for the fifth column and completely blank for the sixth column.

Across the row for WebTrends, a circle is completely blank for each of the first three columns, half darkened for the fourth column and completely darkened for the fifth and sixth columns.

Across the row for the combined company, the circle for each column is completely darkened.]

[Slide 13]

The Resulting Product Lines

--------------------------------------------------------------------------------

[Slide depicts chart with the following text:]

Administration
         Domain Migration
         Directory Management
         Exchange Administration

         File and Storage Administration

Operations

         Applications and Server Management
         Applications Reporting and Chargeback

Network

         Networked Application Performance Testing
         Networked Application Monitoring

Security

         Real-time Intrusion Detection
         Security Assessment
         Firewall Management and Reporting

Web Management
         Web Traffic Analysis
         Web Site Management

EBiz Intelligence

         Visitor Relationship Management
         Campaign Analysis

[Slide 14]

[Graphic depicts NetIQ and WebTrends logos]

Strategic Merger
What This Merger Means to Customers

[Slide 15]

Benefits to You the Customer

--------------------------------------------------------------------------------

    o Greater product portfolio for your eBusiness infrastructure management needs
                -Web traffic analysis, firewall management, and security analysis and assessment are just a few of the examples of award-winning products and solutions that you will soon be able to get from NetIQ as a result of this merger with WebTrends

    o   Greater support and resources
                -Greater global reach and more support personnel

    o   Introduction of new products
                -Collaboration between development organizations will lead to improved and more products

[Slide 16]

[Graphic depicts NetIQ and WebTrends logos]

Strategic Merger

Overview of WebTrends the Company and its Products

[Slide 17]

Who Is WebTrends?

--------------------------------------------------------------------------------

    o   Leading provider of web reporting and analysis products
                  -Brand leader--50,000+ customers and more than 100,000
                   licenses sold
                  -Technology leader- 40+ industry awards (more than competitors combined), 5 Patents Pending

    o   Strong financials
                -$60 million in revenue in calendar year 2000
                -Analysts project $100 million in calendar 2001
                -Strong balance sheet ($87 million cash and investments) -Public company (NASDAQ: WEBT) that has been profitable since 1998

    o   400+ employees; HQ in Portland, Oregon



[Slide 18]

Market Leadership

--------------------------------------------------------------------------------

100,000 products sold to 50,000 customers
Over 50% of Fortune and Global 500

Technology

[Slide depicts logos of the following companies:]

Lucent Technologies
Microsoft
DELL
IBM
Motorola

Internet

[Slide depicts logos of the following companies:]

UUNET
MarchFIRST
@Home
Netscape
YAHOO! Broadcast

Retail

[Slide depicts logos of the following companies:]

Wal Mart
800.com
TOYSRUS.com
marthastewart.com
Office Depot.com

Financial

[Slide depicts logos of the following companies:]

American Express
Dow Jones
Citibank
Bank of America
Chase

[Slide 19]

Technology Leadership

--------------------------------------------------------------------------------

[Graphic depicts logos of 14 awards awarded to WebTrends]

[Slide 20]

Profitable and High Growth Company

--------------------------------------------------------------------------------

[Slide depicts bar chart with the left vertical axis indicating millions (from
4.0 million increasing to 16.0 million in increments of 4.0 million) and the horizontal axis indicating years (1996 through 2000). Distributed across the horizontal axis there are 19 vertical bars corresponding to fiscal quarters indicating a gradual growth of revenue from less than $4.0 million in 1996 to approximately $4.0 million in mid-1999, followed by a steep growth of revenue to approximately $16.0 million in 2000. The words "200% Annual Growth Rate" appear above the bar chart.


[Slide 21]

An Expanding, Global Company

--------------------------------------------------------------------------------

[Slide depicts bar chart with the left vertical axis indicating millions (from
4.0 million increasing to 16.0 million in increments of 4.0 million), the right vertical axis indicating profitability (from $0.5 million to $2.5 million) and the horizontal axis indicating years (1996 through 2000). Distributed across the horizontal axis there are 19 vertical bars corresponding to fiscal quarters indicating a gradual growth of revenue from less than $4.0 million in 1996 to approximately $4.0 million in mid-1999, followed by a steep growth of revenue to approximately $16.0 million in 2000. There are also seven bars indicating a growth in profitability from less than $4.0 million in early 1999 to between $2.0 million and $2.5 million in late 2000. The words "200% Annual Growth Rate" and "Allowing Continued Long Term Investment" appear above the bar chart.

[Slide 22]

WebTrends Addresses the Need for Enterprise Reporting and Intelligence Solutions

--------------------------------------------------------------------------------

[Graphic depicts small arrow containing the following text:]

Increasing numbers of Web users, content and eCommerce

[Graphic depicts small arrow containing the following text:]

Internet and traditional businesses trying to capture revenue and productivity opportunities

[Graphic depicts small arrow containing the following text:]

Deployment of Internet-Based Systems, eContent, eMarketing and eCommerce Systems

[Graphic depicts large asterisk containing the following text:]

Need for Solutions that Manage, Analyze Report and Initiate Internet, eMarketing and eCommerce Activities



[Slide 23]

WebTrends Products at a Glance

--------------------------------------------------------------------------------

eBusiness Intelligence-

Correlation of web traffic information and other corporate data to maximize the success of eBusiness initiatives. WebTrends has coined the term Visitor Relationship Management

eBusiness Systems Management-

Management, analysis and reporting on traffic, performance, content quality and availability of an ebusiness infrastructure. Also proactive management, analysis and reporting of eBusiness security.

[Slide 24]

WebTrends Products at a Glance: eBusiness Intelligence

--------------------------------------------------------------------------------

         CommerceTrends (TM)- the industry's most powerful, scalable eBusiness Intelligence solution enabling managers to understand how visitors and customers interact with their web site and track the effectiveness of marketing campaigns. Managers are able to integrate real-time and historical visitor data with other corporate and market databases to drive decisions that maximize eBusiness success.

         Enterprise Reporting Server- the industry's only cross-platform enterprise scalable web traffic analysis solution for high traffic sites, including remote management, configuration, and customized reporting via browser. Enterprise Reporting Server delivers the highest performance available so reports can be delivered in real-time to multiple users or departments within an organization.

         WebTrends Live- the industry's most advanced real-time eService for web traffic analysis, eCommerce revenue tracking, and advertising campaign management. Because WebTrends Live is an eService, it requires no up front investment in hardware or software, no log files to wade through, and requires very little technical expertise to implement. Simply paste our custom JavaScript onto any web page to be tracked, and view reports instantly.

[Slide 25]

WebTrends Products at a Glance:
eBusiness Systems Management

--------------------------------------------------------------------------------

         Security Analyzer- provides the world's most extensive vulnerability analysis, with well over 1000 tests for Windows, Solaris and popular versions of Linux. Offering the first true enterprise-wide agent-based architecture, it provides the most rigorous vulnerability analysis, while making it easy to deploy and manage true distributed security assessment in today's eBusiness.

         Firewall Suite- the leading enterprise level analysis and management tool providing support for over 25 different Firewall products focused on delivering the most in-depth knowledge of firewall, VPN and Proxy activity.

         Enterprise Suite-the industry's most comprehensive and scalable Internet server management solution for single server or clustered server sites, enabling organizations to monitor and report on the performance, site design, effectiveness and return on investment on their Internet and intranet servers and eBusiness initiatives.

         Professional Suite-the complete web site management solution for single server sites, enabling businesses to monitor and report on web site performance, site design, and effectiveness and of your Internet or intranet servers.

         Log analyzer-the award winning web traffic analysis solution that provides analysis and reporting of web site visitor traffic for single server sites.

[Slide 26]

Phase 1: Website Development

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screen shot depicted in the bottom segment, and with the following text on opposite sides of the bottom segment:]
Develop Website                             Web Traffic Analysis

[Slide 27]

WebTrends Solutions

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text on opposite sides of the bottom segment:]

Develop Website                             Log Analyzer Pro Suite WT Live

[Slide 28]

Phase 2: Expansion of eBuisness Infrastructure

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text on either side of the bottom segment:]

Develop Website                             Web Traffic Analysis

[The following text appears on either side of the middle segment which depicts network equiptment:]

Build Traffic & Infrastructure                       eBusiness Management

[Slide 29]

WebTrends Solutions

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text on either side of the bottom segment:]

Develop Website                             Log Analyzer Pro Suite WT Live

[The following text appears on either side of the middle segment, which depicts network equipment:]

Build Traffic & Infrastructure                       Enterprise Suite

                                                     Firewall Suite
                                                     Security Analyzer

[Slide 30]

Phase 3: Driving eBusiness through Customer Interaction

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                             Web Traffic Analysis

[The following text appears on either side of the middle segment, which depicts network equipment:]

Build Traffic & Infrastructure                eBusiness Management

[The following text appears on either side of the top segment which depicts a picture of people inside of a circle superimposed over screenshots:]

Drive eBusiness                             Visitor Relationship Management(TM)

[Slide 31]
WebTrends Solutions

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                              Log Analyzer Pro Suite WT Live

[The following text appears on either side of the middle segment, which depicts network equipment:]

Build Traffic & Infrastructure                Enterprise Suite
                                              Firewall Suite
                                              Security Analyzer

[The following text appears on either side of the top segment which depicts people standing inside of a circle superimposed over screenshots:]

Drive eBusiness                             CommerceTrends Ent. Reporting Server

[Slide 32]

Addressing the Needs of eBusiness

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                               Web Traffic Analysis

[The following text appears on either side of the middle segment which depicts network equipment:]

Build Traffic & Infrastructure                eBusiness Management

[The following text appears on either side of the top segment which depicts people standing inside of a circle superimposed over screenshots:]

Drive eBusiness                              Visitor Relationship Management(TM)

[Slide 33]

WebTrends Solutions

--------------------------------------------------------------------------------

[Graphic depicts pyramid divided into three segments, with a homepage screenshot depicted in the bottom segment, and with the following text appearing on opposite sides of the bottom segment:]

Develop Website                               Log Analyzer Pro Suite WT Live

[The following text appears on either side of the middle segment which depicts network equipment:]

Build Traffic & Infrastructure                    Enterprise Suite
                                                  Firewall Suite
                                                  Security Analyzer

[The following text appears on either side of the top segment which depicts people standing inside of a circle superimposed over screenshots:]

Drive eBusiness                               CommerceTrends Ent. Reporting
                                              Server

[Slide 34]

[Graphic depicts NetIQ and WebTrends logos]

Combined Position

The Leading Provider of eBusiness Infrastructure Management and Intelligence Solutions

    o   $160 million estimated CY 2000 revenues
    o   52,000+ customers
    o   1,000+ employees
    o   Headquarters San Jose, CA


[Each slide contains a graphic at the bottom which has the words "mission critical software for ebusiness" printed between the NetIQ logo and the WebTrends logo.]

--------------------------------------------------------------------------------

NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

*

Contacts:

NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com